# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corvus Pharmaceuticals, Inc., CIK 0001626971
CUSIP: 221015100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 901 Gateway Boulevard, Third Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-004203
Filed by CIK 0001421097

## Reporting persons
- SAMLYN CAPITAL, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,065,935; sole dispositive power 0; shared dispositive power 4,065,935; aggregate amount beneficially owned 4,065,935 (6% of the class)
- SAMLYN, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,065,935; sole dispositive power 0; shared dispositive power 4,065,935; aggregate amount beneficially owned 4,065,935 (6% of the class)
- ROBERT POHLY: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,065,935; sole dispositive power 0; shared dispositive power 4,065,935; aggregate amount beneficially owned 4,065,935 (6% of the class)

## Item 1. Issuer
Name of issuer: Corvus Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 901 Gateway Boulevard, Third Floor, South San Francisco, CA 94080, United States of America

## Item 2. Person Filing
Name of person filing:
Samlyn Capital, LLC
Samlyn, LP
Robert Pohly
Address of principal business office or, if none, residence:
Samlyn Capital, LLC
500 Park Avenue, 2nd Floor
New York, New York 10022
United States of America

Samlyn, LP
c/o Samlyn Capital, LLC
500 Park Avenue, 2nd Floor
New York, New York 10022
United States of America

Robert Pohly
c/o Samlyn Capital, LLC
500 Park Avenue, 2nd Floor
New York, New York 10022
United States of America
Citizenship:
Samlyn Capital, LLC - Delaware
Samlyn, LP - Delaware
Robert Pohly - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Samlyn Capital, LLC - 4,065,935
Samlyn, LP - 4,065,935
Robert Pohly - 4,065,935
Percent of class:
Samlyn Capital, LLC - 6.0%
Samlyn, LP - 6.0%
Robert Pohly - 6.0%
Sole power to vote or to direct the vote:
Samlyn Capital, LLC - 0
Samlyn, LP - 0
Robert Pohly - 0
Shared power to vote or to direct the vote:
Samlyn Capital, LLC - 4,065,935
Samlyn, LP - 4,065,935
Robert Pohly - 4,065,935
Sole power to dispose or to direct the disposition:
Samlyn Capital, LLC - 0
Samlyn, LP - 0
Robert Pohly - 0
Shared power to dispose or to direct the disposition:
Samlyn Capital, LLC - 4,065,935
Samlyn, LP - 4,065,935
Robert Pohly - 4,065,935

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G/A are directly owned by advisory clients of Samlyn Capital, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- SAMLYN CAPITAL, LLC: By: Samlyn, LP, its sole member, By: Samlyn GP, LLC, its general partner, By: /s/ Robert Pohly, Robert Pohly, Managing Member* (05/15/2025)
- SAMLYN, LP: By: Samlyn GP, LLC, its general partner, By: /s/ Robert Pohly, Robert Pohly, Managing Member* (05/15/2025)
- ROBERT POHLY: /s/ Robert Pohly, Robert Pohly* (05/15/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.